FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

Gemplus International S.A. (“Gemplus”) is filing this Report on Form 6-K to furnish the press release that was made public on March 9, 2006.
This Report on Form 6-K is hereby incorporated by reference into Gemplus’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on March 9, 2006 and shall be a part of that Statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Not for Distribution in Canada, Australia or Japan
US Antitrust Authorities Raise No Objection to Gemalto Transaction

Amsterdam/Luxembourg, March 9th, 2006 — Axalto Holding N.V. (Euronext: NL0000400653 — AXL) and Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) announce today that the US Department of Justice has raised no objection to the proposed transaction between Axalto and Gemplus.
Following the expiration on March 8, 2006 of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, subsequent to the filing of a Premerger Notification and Report Form on February 6th, 2006 with the Antitrust Division of the U.S. Department of Justice and the Bureau of Competition of the Federal Trade Commission, Axalto and Gemplus have now satisfied their obligations under the US antitrust laws in respect of the proposed transaction.
This step constitutes satisfaction of another condition to the contemplated combination of Axalto and Gemplus.
The companies are now concentrating efforts to obtain the remaining approvals and to satisfy the remaining conditions for the transaction concerned.
The transaction was previously unanimously approved by the Boards of Directors of both companies and the required shareholders resolutions relating to the transaction have been approved by a vast majority of the shareholders.

Axalto:	Gemplus:

Corporate Media Relations	Senior Vice-President, Corporate Communications
Emmanuelle SABY	Rémi CALVET
T.: +33(0) 1 46 00 71 04	M.: +33(0) 06 22 72 81 58
M.: +33(0) 6 09 10 76 10	remi.calvet@gemplus.com
esaby@axalto.com

TBWA \ CORPORATE	Edelman Paris
Emlyn KORENGOLD	Frédéric BOULLARD
T.: +33(0) 1 49 09 66 51	T.: +33(0) 1 56 69 73 95
M.:+33(0) 6 08 21 93 74	frederic.boullard@edelman.com
emlyn.korengold@tbwa-corporate.com

Investor Relations	Investor Relations
Stéphane BISSEUIL	Céline BERTHIER
T.:+33(0) 1 46 00 70 70	T.: +41 22 544 50 54

M.:+33(0) 6 86 08 64 13	celine.berthier@gemplus.com
sbisseuil@axalto.com
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission (“SEC”), security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov. Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330. In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org). This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: February 9, 2006	By:	/s/ Stephen JUGE
		Name:	Stephen JUGE
		Title:	Executive Vice President, General Counsel